Exhibit 99.1

CTE PETROCHEMICALS COMPANY
FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Partners of
CTE Petrochemicals Company

We have audited the accompanying financial statements of CTE Petrochemicals Company, which comprise the balance sheets as of December 31, 2014 and 2013, and the related statements of operations, comprehensive income (loss), partners' capital, and cash flows for each of the three years in the period ended December 31, 2014, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CTE Petrochemicals Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Dallas, Texas
February 6, 2015

CTE PETROCHEMICALS COMPANY
STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2014	2013	2012
	(In $ thousands)
Equity in net earnings of Ibn Sina	234,842	214,704	267,172
Administrative expenses	(47)	(45)	(67)
Withholding tax expense	(12,130)	(10,320)	(12,712)
Net earnings	222,665	204,339	254,393

See the accompanying notes to the financial statements.

CTE PETROCHEMICALS COMPANY
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,
	2014	2013	2012
	(In $ thousands)
Net earnings	222,665	204,339	254,393
Other comprehensive income (loss), net of tax
Pension and postretirement benefits	(561)	(300)	(700)
Total other comprehensive income (loss), net of tax	(561)	(300)	(700)
Total comprehensive income, net of tax	222,104	204,039	253,693

See the accompanying notes to the financial statements.

CTE PETROCHEMICALS COMPANY
BALANCE SHEETS

	As of December 31,
	2014	2013
	(In $ thousands)
Assets
Current assets
Cash	23,083	298
Total current assets	23,083	298
Investment in Ibn Sina	156,079	164,193
Total assets	$179,162	$164,491

Liabilities and Partners' Capital
Current liabilities
Accrued liabilities	$45	$45
Total current liabilities	45	45
Partners' capital	179,117	164,446
Total liabilities and partners' capital	179,162	164,491

See the accompanying notes to the financial statements

CTE PETROCHEMICALS COMPANY
STATEMENTS OF PARTNERS' CAPITAL

	2014			2013			2012
	Texas Eastern Arabian Ltd.	Elwood Insurance Ltd.	Total	Texas Eastern Arabian Ltd.	Elwood Insurance Ltd.	Total	Texas Eastern Arabian Ltd.	Elwood Insurance Ltd.	Total
	(In $ thousands)
Partners' Capital
Balance as of the beginning of the year	77,713	95,125	172,838	78,703	85,448	164,151	73,256	77,976	151,232
Net earnings	111,332	111,333	222,665	102,170	102,169	204,339	127,197	127,196	254,393
Net dividends	(126,756)	(80,677)	(207,433)	(103,160)	(92,492)	(195,652)	(121,750)	(119,724)	(241,474)
Balance as of the end of the year	62,289	125,781	188,070	77,713	95,125	172,838	78,703	85,448	164,151

Accumulated Other Comprehensive Income (Loss), Net
Balance as of the beginning of the year	(4,196)	(4,196)	(8,392)	(4,046)	(4,046)	(8,092)	(3,696)	(3,696)	(7,392)
Pension and postretirement benefits	(280)	(281)	(561)	(150)	(150)	(300)	(350)	(350)	(700)
Balance as of the end of the year	(4,476)	(4,477)	(8,953)	(4,196)	(4,196)	(8,392)	(4,046)	(4,046)	(8,092)
Total Partners' Capital	57,813	121,304	179,117	73,517	90,929	164,446	74,657	81,402	156,059

See the accompanying notes to the financial statements.

CTE PETROCHEMICALS COMPANY
STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2014	2013	2012
	(In $ thousands)
Operating activities
Net earnings	222,665	204,339	254,393
Adjustments to reconcile net earnings to net cash provided by operating activities:
Equity in net earnings of Ibn Sina	(234,842)	(214,704)	(267,172)
Dividends received	242,395	206,259	254,251
Accrued liabilities	—	(15)	5
Net cash provided by operating activities	230,218	195,879	241,477
Financing activities
Dividends paid	(207,433)	(195,652)	(241,474)
Net cash used in financing activities	(207,433)	(195,652)	(241,474)
Net change in cash	22,785	227	3
Cash at beginning of year	298	71	68
Cash at end of year	23,083	298	71

See the accompanying notes to the financial statements.

CTE PETROCHEMICALS COMPANY
NOTES TO FINANCIAL STATEMENTS

1. Description of the Company and Basis of Presentation
CTE Petrochemicals Company ("CTE" or the "Company") is a common general partnership (the "Partnership") which was formed on January 27, 1981 pursuant to the laws of the Cayman Islands, British West Indies. The original partners, Celanese Arabian Inc. ("Celanese Arabian") and Texas Eastern Arabian Ltd. ("Texas Eastern"), a wholly owned subsidiary of Duke Energy Corporation ("Duke"), each acquired an equal ownership interest in CTE. Through a series of transactions, Elwood Insurance Limited ("Elwood"), a wholly owned subsidiary of Celanese Corporation ("Celanese"), acquired Celanese Arabian's original interest in CTE, and Celanese and Duke continue to have an equal ownership interest, including profit and loss distribution, through their respective subsidiaries, Elwood and Texas Eastern.
CTE's primary asset is its 50% investment in National Methanol Company ("Ibn Sina"). Ibn Sina, a Saudi limited liability company registered under the laws of Saudi Arabia, is owned equally by CTE and Saudi Basic Industries Corporation ("SABIC"), a privately-held Saudi Arabian joint stock company. Ibn Sina was formed in 1981 and is in the business of operating a petrochemical complex which produces methanol and methyl tertiary butyl ether.
On April 1, 2010, Elwood, Texas Eastern and SABIC expanded the scope of Ibn Sina to include the creation of a polyacetal ("POM") production facility and extended the term of the joint venture to 2032. The capital required to build the POM plant is funded equally by SABIC and CTE. Elwood and Texas Eastern provide 65% and 35%, respectively, of the POM funding requirements of CTE. Once the POM plant becomes commercially operational, CTE's respective earnings will be split 65% and 35% to Elwood and Texas Eastern, respectively. However, the partners' equal ownership percentage in CTE will remain unchanged. Elwood and Texas Eastern will continue to share the power to direct the activities that most significantly impact the Company's economic performance. SABIC will continue to have 50% ownership in Ibn Sina, including its respective share of profits and losses.
Basis of Presentation
The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for all periods presented.
2. Summary of Accounting Policies
Estimates and Assumptions
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses. These estimates, based on best available information at the time, could differ from actual results.
Investment in Ibn Sina
The Company accounts for its investment in Ibn Sina using the equity method of accounting as it has the ability to exercise significant influence over operating and financial policies of Ibn Sina, but does not exercise control. Under the equity method, the investment, originally recorded at cost, is adjusted to recognize the Company's share in net earnings or losses of Ibn Sina and reduced by dividends received.
The Company assesses the recoverability of the carrying value of its investment whenever events or changes in circumstances indicate a loss in value that is other than a temporary decline. A loss in value of an equity-method investment which is other than a temporary decline will be recognized as the difference between the carrying amount of the investment and its fair value, and such loss, if any, would be charged to earnings. No such losses have been recognized.
Dividends
The Company records dividends when received as reduction of its investment. Historically, Ibn Sina has distributed a substantial portion of the after tax earnings to its partners. Typically, CTE remits the dividends to its partners, Elwood and Texas Eastern, simultaneously when received from Ibn Sina.

Accumulated Other Comprehensive Income (Loss)
Accumulated other comprehensive income (loss) is the Company's share of Ibn Sina's gains or losses for pension and postretirement benefits that are not recognized immediately as a component of net periodic pension cost.

3. Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"). ASU 2014-09 supersedes the revenue recognition requirements of FASB Accounting Standards Codification ("ASC") Topic 605, Revenue Recognition and most industry-specific guidance throughout the Accounting Standards Codification, resulting in the creation of FASB ASC Topic 606, Revenue from Contracts with Customers. ASU 2014-09 requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. This ASU provides alternative methods of adoption and is effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. This ASU provides alternative dates for early adoption. The Company does not expect the impact of adopting this ASU to be material to the Company's financial position, results of operations or cash flows.

4. Investment in Ibn Sina
The following are summarized US GAAP financial statement results of Ibn Sina as of and for the years ended December 31:

	Year Ended December 31,
	2014	2013	2012
	(In $ thousands)
Total Assets	612,646	551,865	551,500
Debt	45,000	—	—
Total Liabilities	300,586	231,849	231,958
Net Sales	1,267,285	1,179,823	1,345,146
Operating Income	581,707	541,741	665,050
Net Income	518,575	479,945	591,487
The laws of Saudi Arabia require different allocations of income taxes to capital balances based upon the respective partner's country of domicile. Accordingly, CTE's percentage of Ibn Sina's net income in equity is not proportioned to its ownership percentages.

5. Withholding Taxes
The financial statements reflect no provision or liability for income taxes because the Company's financial results are included in the income tax returns of the Partners for the years ended December 31, 2014, 2013 and 2012. The Company incurs withholding tax from the Saudi Arabian government at a rate of 5% on dividends received from its investment in Ibn Sina. Withholding taxes are reported as withholding tax expense on the Company's statements of operations when dividends are received. Amounts shown as withholding tax expense were paid to the Saudi Arabian government in the respective periods presented. For the years ended December 31, 2014, 2013 and 2012 taxes paid were $12.1 million, $10.3 million and $12.7 million, respectively.
6. Subsequent Events
Subsequent events were updated through February 6, 2015, the date at which the financial statements were available to be issued.